EXHIBIT 11

SPARTECH CORPORATION AND SUBSIDIARIES

COMPUTATION OF NET EARNINGS PER COMMON SHARE

(In thousands, except per share amounts)

Fiscal Year Ended

	Nov 3, 2001	Oct 28, 2000	Oct 30, 1999
NET EARNINGS
Basic net earnings applicable to common shares	$ 29,903	$ 49,907	$ 43,071
Add: Distributions on Preferred Securities, net of tax	2,086	4,990	1,280
Diluted net earnings	$ 31,989	$ 54,897	44,351
WEIGHTED AVERAGE SHARES OUTSTANDING
Weighted average common shares outstanding	26,697	27,322	27,038
Add: Shares issuable from assumed exercise of Preferred Stock	1,554	3,681	1,075
Add: Shares issuable from assumed exercise of options and warrants	445	871	1,869
Diluted weighted average common shares outstanding	28,696	31,874
NET EARNINGS PER COMMON SHARE
Basic	$ 1.12	$ 1.83	$ 1.53
Diluted	$ 1.11	$ 1.72	$ 1.48